EXHIBIT 99.1

Stamford Bridge Delivers Again – Another Best Drill Intercept

New Stamford Bridge shear zone extended another 50 meters

TORONTO, Nov. 12, 2024 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is excited to announce, once again, another best drill results ever, on a gram x tonne x meters (“gtm”) basis with hole BMDD315 intersecting 37 metres (“m”) @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone—host to Buckreef Gold’s 2M+ ounce Au Mineral Resource1 and where current operations are ongoing in the Main Pit—and is located at the project’s newly discovered Stamford Bridge Shear Zone (see Figure 1).

This drill hole result comes following the Company’s previous drill results, dated October 24, whereby the Company announced the discovery of a promising new gold mineralization shear zone, named the Stamford Bridge Zone, at which results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone.

On the heels of this exciting new discovery, the Stamford Bridge shear zone has quickly become the Company’s exploration priority. An exploration program is underway to uncover the area’s true gold mineralisation potential. Over the next few weeks, the Buckreef Gold team will be preparing for the kick-off of a geophysical survey campaign, which will focus on the Stamford Bridge trend line, as well as an area covering up to 500 meters to both the North and South sides of the trend line. Following the results of this campaign, a strategic drill campaign will resume on newly defined, high-priority targets.

Significance of this latest drill intercept:

  Hole BMDD315 intersected 37 m @ 6.86 g/t Au from 130 m; including 23 m @ 9.31 g/t Au from 139 m. This is the best drill hole result ever in the history of Buckreef Gold’s database, and is 50 meters further along the bridge than the last hole (see Figure 2);
  This intercept continues to confirm a “bridge” or an interpreted mineralized shear zone trending 070 degrees (ENE) that is showing potential to extend to over 1 kilometer. To date, intersections reported over the last few weeks cover approximately 150 meters of strike length (See Figure 1);
  The Stamford Bridge Zone is a potentially significant shear zone and geologically similar to the Buckreef Main Zone. It bridges the gap between the Buckreef Main Zone and the Eastern Porphyry deposit and Anfield Zone, to the Southeast (see Figure 1).

Isaac Bisansaba, Manager of Technical Services at Buckreef Gold, explains, “We are eager to begin the detailed ground geophysics work, as results should enable us to plan very strategic drill targets, and ultimately help us to define the direction and length of this new shear structure.”

Stephen Mullowney, TRX Gold CEO continues, “This is a very exciting blue-sky potential-type of drill result! We’ve confirmed this new shear structure to another 50 meters along strike. Although this is early in the drill campaign, results to date are very encouraging. The Buckreef Gold Project still has very good discovery potential built-in to its underexplored 16km2 land package and we intend to unlock that value and ultimately grow the Mineral Resource of the project beyond its current 2 million ounces,” commented Stephen Mullowney, TRX Gold Chief Executive Officer.

Figure 1. Buckreef Gold Property Showing Location of Latest Drill Hole BMDD315 Among Previous Results Along Stamford Bridge Zone

Figure 2. Cross-section results for new drill hole BMDD315 - Stamford Bridge Zone

Table 1: Summary of Results – Stamford Bridge

Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMGT001	DD	391,780	9,658,453	1,217.8	270	-50	104.00	115.39	11.39	2.80	Msh	Stamford Bridge Mineralised shear zone with strong alteration
							186.00	208.00	22.00	2.36	Msh
							393.00	425.80	32.80	1.70	Msh	Buckreef Main mineralised shear zone

BMDD309	DD	391,676	9,658,400	1,216.6	334	-60	101.80	104.50	2.70	1.65	Msh	Mineralised shear zone with strong alteration

BMDD310	DD	391,723	9,658,418	1,217.2	334	-60	64.50	100.00	35.50	5.48	Msh	Mineralised shear zone with strong alteration
					Including		76.00	89.00	13.00	8.06

BMDD312	DD	391,685	9,658,382	1,216.4	335	-60	164.60	181.80	17.20	3.14	Msh	Mineralised shear zone with strong alteration

BMDD315	DD	391,770	9,658,435	1,217.6	335	-60	130.00	167.00	37.00	6.86	Msh	Mineralised shear zone with strong alteration
					Including		139.00	162.00	23.00	9.31

Qualified Person

Mr. William van Breugel, P.Eng, BASc (Hons), technical Advisor to TRX Gold Corporation, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Sample Protocol QA/QC

The sample chain of custody is managed by the Buckreef geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this release are from Stamford Bridge target. The intercepts confirm an interpreted mineralized shear zone trending 070 degrees (ENE) that is over a km long. The intersections reported here has covered only the first 100m strike length, they are down-hole lengths and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:
Investor Relations
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa for TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the prior reporting period. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

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